July 19, 2017

FILED AS EDGAR CORRESPONDENCE

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Susa Registered Fund, L.L.C. (File No. 811-22924) (the "Fund")

Dear Mr. Eskildsen:

We are responding to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") received during the telephone conversation which took place on May 15, 2017, with respect to the annual shareholder report of the Fund on Form N-CSR for the period ended December 31, 2016 that was filed with the Commission on March 9, 2017.

On June 27, 2017, the Fund filed an Application for Deregistration of Certain Registered Investment Companies on Form N-8F (the "Deregistration Application"), evidencing its intention to terminate and dissolve as soon as possible. The Fund has liquidated all of its investment positions to cash and currently anticipates making a final distribution of its remaining assets to members by the end of July and dissolving shortly thereafter.

For your convenience, the substance of the Staff's comments is summarized below and is followed by the Fund's response.

  Comment: On the Statement of Assets, Liabilities and Members' Capital, please describe the accounting analysis used in concluding that "Contracts for difference at fair value, net" would be shown on a net instead of on a gross basis. Please cite relevant U.S. GAAP provisions.

Response: Although the Fund's presentation of the contracts for difference on the Statement of Assets, Liabilities and Members’ Capital has been shown on a net basis, the required gross basis of the contracts for difference are included in the Notes to the Financial Statements (Notes 8 and 9). The Fund notes that the disclosures required by ASC 210-20-55 were followed in Note 9 regarding Balance Sheet Offsetting. The Fund also notes that ASC 815-10-45-4 states that if the conditions under ASC 210-20-45-1 are met, the fair value of derivative instruments in a loss position may be offset against the fair value of derivative instruments in a gain position.

  Comment: In the future, in the Schedule of Investments, please disclose (1) the counterparty and (2) the financing rate for each investment shown. This comment is based on the SEC staff's interpretation of Regulation S-X 12-13 and the total return swaps discussions contained in the Investment Company Audit Guide.

Mr. Chad Eskildsen

July 19, 2017

Response: As the Fund has liquidated all of its investment positions pursuant to the Plan of Liquidation approved by the Board of Managers of the Fund and has filed the Deregistration Application, the Fund does not expect to make any further filings that would include a Schedule of Investments.

  Comment: We note that the Fund's Expense Limitation and Reimbursement Agreement (the "Expense Limitation Agreement") with the Fund's investment adviser could potentially provide for a recoupment term of three years and eleven months. Please confirm that no liability would be required to be booked in the Fund's Financial Statements on a going forward basis for this contingent liability that could potentially exceed a three year period.

Response: The Fund intended to amend its Expense Limitation Agreement to provide that any recoupment period will not exceed three years. However, in light of the Fund's liquidation, any recoupments currently outstanding under the Expense Limitation Agreement would terminate with the agreement upon the Fund's dissolution, which is expected to take place by the end of July.

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If you have any further questions or comments, please do not hesitate to call me at (212) 756-2149.

Sincerely,

/s/ Pamela Chen

Pamela Chen